SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of APRIL 2020
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: April 7, 2020

List of materials

Documents attached hereto:

i) Press release: Translation of the Share Buyback Report for the period from March 1, 2020 to March 31, 2020, filed with the Director General of the Kanto Finance Bureau by SONY CORPORATION on April 7, 2020

[This is a translation of the Share Buyback Report for the period from March 1, 2020 to March 31, 2020, filed with the Director General of the Kanto Finance Bureau by SONY CORPORATION on April 7, 2020]

Class of Shares: Common Stock

1.	Status of Repurchase
(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders
Not applicable

(2) Status of a repurchase pursuant to a resolution approved at a meeting of the Board of Directors
(as of March 31, 2020)
	Number of Shares		Total Amount (Yen)

Resolution approved at the meeting of the Board of Directors held on May 16, 2019 (Period of Repurchase: May 17, 2019 to March 31, 2020）		60,000,000 (Maximum)	200,000,000,000 (Maximum)
Repurchases during the reporting month	March 2	268,000	1,825,724,300
(Date of repurchase)	March 3	265,200	1,834,844,200
	March 4	139,000	946,710,000
	March 5	163,800	1,132,947,300
	March 6	186,000	1,252,006,700
	March 9	356,200	2,225,725,700
	March 10	381,900	2,387,312,700
	March 11	332,100	2,073,125,400
	March 12	743,500	4,414,224,100
	March 13	1,409,200	7,653,786,300
	March 16	918,100	5,289,419,300
	March 17	306,200	1,775,937,500
Total	―	5,469,200	32,811,763,500
Total number of shares repurchased as of the end of the reporting month		33,059,200	199,999,200,300
Progress of the repurchase (%)		55.10	100.00
Note 1:
The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.

Note 2:
It was resolved at the meeting of the Board of Directors held on May 16, 2019 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition
(as of March 31, 2020)
	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	―	―	―
Total	―	―	―
Acquired treasury stock which was canceled	(Date of cancellation) March 26	12,737,400	72,409,953,642
Total	―	12,737,400	72,409,953,642
Acquired treasury stock transferred as a result of a merger, share exchange or company split	―	―	―
Total	―	―	―
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	(Date of disposition) March 17	60	341,090
Total	―	60	341,090
Total amount		12,737,460	72,410,294,732

3.	Status of Shares Held in Treasury
(as of March 31, 2020)
Status as of the end of the reporting month	Number of Shares
Total number of shares issued	1,261,058,781
Number of treasury stock	40,898,841

- EOF-

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